October 6, 2017

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Scott Anderegg

Re:	Monarch Energy Holding, Inc.
Registration Statement on Form S-4
File No. 333-220465

Ladies and Gentlemen:

Monarch Energy Holding, Inc., a Missouri corporation (the “Company”), hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date of the Company’s registration statement on Form S-4 (File No. 333-220465), as amended, be accelerated by the Securities and Exchange Commission (the “Commission”) to 2:00 p.m., Eastern Time, on October 10, 2017, or as soon thereafter as practicable.

We request that we be notified of such effectiveness by a telephone call to Troy L. Harder of Bracewell LLP, the Company’s counsel, at (713) 221-1456 and that such effectiveness also be confirmed in writing.

Very truly yours,

Monarch Energy Holding, Inc.

By:	/s/ Kevin Bryant
Kevin Bryant
Vice President and Secretary